Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 7, 2021

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Derby
Jan Woo
Division of Corporation Finance
Office of Technology

Re:	Clear Secure, Inc. Registration Statement on Form S-1 Submitted June 7, 2021 CIK No. 0001856314

Ladies and Gentlemen:

On behalf of Clear Secure, Inc., a Delaware corporation (the “Company”), we submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Draft Registration Statement which was submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 21, 2021.

The Registration Statement reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated June 4, 2021 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Securities and Exchange Commission

Division of Corporation Finance

June 7, 2021

The Company has asked us to convey the following as its response to the Staff:

Financial Statements - Clear Secure, Inc.

Note 4. Subsequent Events, page F-4

1.	We note that you have included disclosure of the tax receivable agreement and changes in capital structure in your pro forma financial information. However, we continue to believe that these agreements, while although not yet executed, will be executed prior to effectiveness and therefore are of such a nature that they must be disclosed in order to keep the financial statements from being misleading. Please include subsequent events disclosure pursuant to ASC 855-10-50-2 for the Tax Receivable Agreement and Reorganization Agreement.

The Company has added disclosure to its audited and unaudited consolidated financial statements in response to the Staff's comment. Please see pages F-4 and F-6 of the Registration Statement.

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Securities and Exchange Commission

Division of Corporation Finance

June 7, 2021

If you have any questions regarding the Registration Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588 or Patricia Vaz de Almeida at (212) 373-3367.

Sincerely,

/s/ Brian M. Janson
Brian M. Janson

cc:	Matthew Levine
Clear Secure, Inc.

Patricia Vaz de Almeida
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Catherine M. Clarkin
Sullivan & Cromwell LLP